SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In October, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		7,289,786		0.0464	0.0464
ADR (*)		Common		1,271,100		0.0081	0.0081

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	N/A	Donation (In)	13	3,000	0.00	0.00
Shares	Common	N/A	Election	19	77,906	0.00	0.00
			Total Buy		80,906		0.00

Shares	Common	N/A	Donation (Out)	13	3,000	0.00	0.00
Shares	Common	N/A	Resignation	19	2,213,156	0.00	0.00
Shares	Common	JP Morgan	Sell	28	14,600	19.05	278,130.00
Shares	Common	JP Morgan	Sell	28	15,400	19.06	293,524.00
Shares	Common	Ágorainvest	Sell	31	1,000	18.88	18,880.00
Shares	Common	Itaú Corretora	Sell	31	10,200	18.90	192,780.00
Shares	Common	Itaú Corretora	Sell	31	16,200	18.91	306,342.00
Shares	Common	Itaú Corretora	Sell	31	6,600	18.92	124,872.00
Shares	Common	Ágorainvest	Sell	31	700	18.97	13,279.00
Shares	Common	Ágorainvest	Sell	31	9,200	18.98	174,616.00
Shares	Common	Itaú Corretora	Sell	31	4,400	19.00	83,600.00
Shares	Common	Itaú Corretora	Sell	31	1,800	19.01	34,218.00
Shares	Common	Itaú Corretora	Sell	31	1,500	19.02	28,530.00
Shares	Common	Itaú Corretora	Sell	31	700	19.03	13,321.00
Shares	Common	Itaú Corretora	Sell	31	800	19.04	15,232.00
			Total Sell		2,299,256		1,005,670.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		5,071,436		0.0323	0.0323
ADR (*)		Common		1,271,100		0.0081	0.0081

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In October, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,529,315	0.1688	0.1688
ADR (*)	Common	619,333	0.0039	0.0039

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,529,315	0.1688	0.1688
ADR (*)	Common	619,333	0.0039	0.0039

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In October, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer